SECURITIES AND EXCHANGE COMMISSION
                        Washington D.C.  20549


                             SCHEDULE 13D
                           Amendment No. 9

              Under the Securities Exchange Act of 1934

                Decade Companies Income Properties -
                        a Limited Partnership
                           (Name of Issuer)

                    Limited Partnership Interests
                    (Title of Class of Securities)

                                  None
                            (CUSIP Number)


                        Jeffrey L. Keierleber
                         c/o Decade Companies
                              Suite 140
                     250 North Patrick Boulevard
                     Brookfield, Wisconsin 53045
                             262-792-9200
     (Name, Address and Telephone Number of Person Authorized to
                 Receive Notices and Communications)

                           With a copy to:
                       Conrad G. Goodkind, Esq.
                         Quarles & Brady LLP
                      411 East Wisconsin Avenue
                     Milwaukee, Wisconsin  53202
                            (414) 277-5000

                            March 31, 2000

       (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3)
or (4), check the following box [ ].

                             SCHEDULE 13D


I.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Jeffrey L. Keierleber

II.  Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [ ]

III. SEC Use Only

IV.  Source of funds
          PF

V. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [ ]

VI.  Citizenship or Place of Organization
          United States

     Number of Shares Beneficially Owned by Each Reporting Person With:

VII. Sole Voting Power
          2,622.99

VIII.     Shared Voting Power
          -0-

IX.  Sole Dispositive Power
          2,622.99

X.   Shared Dispositive Power
          -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,630.99 (includes 8 interests owned by Decade Properties,
              Inc.)

XII. Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]

XIII.     Percent of Class Represented by Amount in Row (11)
          19.6%

XIV. Type of Reporting Person
          IN

                             SCHEDULE 13D

I.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Decade Properties, Inc.

     39-1375152

II.  Check the Appropriate Box if a Member of a Group
     (a)  [X]  (b)  [ ]

III. SEC Use Only

IV.  Source of funds
     WC

V. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
      [  ]

VI.  Citizenship or Place of Organization
          Wisconsin

     Number of Shares Beneficially Owned by Each Reporting Person With:

VII. Sole Voting Power
           8

VIII. Shared Voting Power
          -0-

IX.  Sole Dispositive Power
           8

X.   Shared Dispositive Power
          -0-

XI.  Aggregate Amount Beneficially Owned by Each Reporting Person
          8   (Does not include interests held directly by Jeffrey Keierleber)

XII. Check Box if the Aggregate Amount in Row (11) Excludes
     Certain Shares
     [  ]

XIII. Percent of Class Represented by Amount in Row (11)
          .0597%   (Does not include interests held directly by Jeffrey
          Keierleber)

XIV. Type of Reporting Person
          CO
ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

          Decade Companies Income Properties -
          A Limited Partnership ("DCIP")
      c/o Decade Companies
          250 Patrick Boulevard, Suite 140
          Brookfield, Wisconsin 53045

Title of Security to which this statement relates:

          Limited Partnership Interests ("Interests")

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 9 to Schedule 13D is filed jointly on behalf of Jeffrey L. Keierleber, an individual with a business office at 250 Patrick Boulevard, Brookfield, Wisconsin 53045, and Decade Properties, Inc., a Wisconsin corporation, with offices at 250 Patrick Boulevard, Brookfield, Wisconsin 53045. Mr. Keierleber is the president, sole director, and sole shareholder of Decade Properties, Inc., and the individual general partner of Decade Companies, and is principally employed as the president of Decade Properties, Inc. and general partner of numerous partnerships affiliated with or sponsored by Decade Companies, including DCIP.

(d) and (e). During the last five years Mr. Keierleber and to the knowledge of Decade Properties, Inc., any of Decade Properties, Inc.'s officers and directors have not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Mr. Keierleber is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

For transactions executed on or sixty days before March 31, 2000, and any transactions thereafter, the total purchase price of Interests by Mr. Keierleber was $43,752.50, which was paid from personal funds (as set forth in the Schedule below).

Purchases on or 60 Days Before September 10, 1999 and Any Purchases
Thereafter


                             Number of
Owner                  Date  Interests  Purchase price        Total Paid

Jeffrey Keierleber    2/04/00  17.30   $550.00 per Interest  $  9,515.00

Jeffrey Keierleber    3/04/00  19.84   $550.00 per Interest    10,912.00

Jeffrey Keierleber    3/10/00  11.22   $550.00 per Interest     6,171.00

Jeffrey Keierleber    3/31/00  31.19   $550.00 per Interest    17,154.50

 Total                         79.55                          $43,752.50


ITEM 4.  PURPOSE OF THE TRANSACTION.

Mr. Keierleber is the individual general partner of Decade Companies, the general partnership that is the general partner of DCIP, and, prior to the transactions described above, already controlled and managed DCIP. The purpose of the above transactions, therefore, was the general periodic accumulation of Interests.

No material changes in the issuer's assets, business or structure are contemplated by Mr. Keierleber or Decade Properties, Inc. and no transactions of the type in Items (a)-(j) are contemplated.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). Following his March 31, 2000 purchase of Interests, Mr. Keierleber beneficially owns, and has the sole power to vote and dispose, 2,622.99 Interests (or approximately 19.6% of the outstanding Interests) (such total includes eight Interests held by Decade Properties, Inc.)

(c). The table in Item 3 sets forth all transactions by Mr. Keierleber or Decade Properties, Inc. with respect to the Interests during the 60 days preceding March 31, 2000, and any transactions thereafter, and is incorporated herein by reference.

(d). Decade Properties, Inc., a joint filer, holds, directly and indirectly, eight of the outstanding Interests.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None, except as previously disclosed or disclosed elsewhere.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

None.

                              DECADE PROPERTIES, INC.


                              By:/s/ Jeffrey L. Keierleber

                                 Jeffrey L. Keierleber, President

                              JEFFREY L. KEIERLEBER
                              /s/ Jeffrey L. Keierleber



April 4, 2000